Financial Investors Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

December 31, 2015

VIA EDGAR

Mr. Chad Eskildsen

U.S. Securities and Exchange Commission

Office of the Chief Accountant

100 F Street NE

Washington D.C.  20549-8626

RE:

Financial Investors Trust (the “Registrant”)

File Nos. 33-72424, 811-8194

Dear Mr. Eskildsen:

On behalf of the Registrant, this letter responds to your comments communicated orally on December 2, 2015, with respect to the review of the Registrant by the U.S. Securities and Exchange Commission (the “Commission”).  You stated that your comments were in regards to (i) the Registrant’s Form N-CSR filings for the annual periods ended April 30, 2015, as filed on July 8, 2015, and October 31, 2014, as filed on January 8, 2015 (each an “Annual Report”) with respect to certain of the Registrant’s series; and (ii) the website of certain of the Registrant’s series.

Set forth in the paragraphs below are your comments of December 2, 2015, followed by the Registrant’s responses.  In response to your request, this letter is being submitted to the Commission as a correspondence filing via EDGAR within thirty (30) days of receipt of your comments.

1.

Comment:  The Pathway Advisors Growth and Income Fund, EDGAR series identification number S000037811, which was liquidated on March 31, 2015, is active on EDGAR.

Response:  The Registrant has revised the EDGAR status of the Pathway Advisors Growth and Income Fund to “inactive”.

2.

Comment:  In the management discussion of fund performance section of the Annual Report of the RiverFront Conservative Income Builder Fund, the RiverFront Dynamic Equity Income Fund, the RiverFront Global Allocation Fund, the RiverFront Global Growth Fund and the RiverFront Moderate Growth & Income Fund (together, the “Riverfront Funds” and each, a “Fund”), there is a combined general discussion of the Riverfront Funds’ performance rather than a discussion of the factors that materially affected each Fund’s performance during the fiscal year ended October 31, 2014, including the relevant market conditions and the investment strategies and techniques used by the Fund’s investment adviser as required by Item 27(b)(7)(i) of Form N-1A.

Response:  The Registrant undertakes to work with the Riverfront Funds’ investment adviser to enhance the disclosure in future annual reports, beginning with the Funds’ October 31, 2016 annual reports.

3.

Comment:  In the management discussion of fund performance section of the Annual Report of the Pathway Advisors Aggressive Growth Fund and the Pathway Advisors Conservative Fund (together, the “Pathway Funds” and each, a “Fund”), there is a combined general discussion of the Pathway Funds’ performance rather than a discussion of the factors that materially affected each Fund’s performance during the fiscal year ended April 30, 2015, including the relevant market conditions and the investment strategies and techniques used by the Fund’s investment adviser as required by Item 27(b)(7)(i) of Form N-1A.

Response:  The Registrant undertakes to work with the Pathway Funds’ investment adviser to enhance the disclosure in future annual reports.

4.

Comment:  The line graph included in the Annual Report of ALPS/Red Rocks Listed Private Equity Fund appears to show an approximate $8,500 initial investment instead of an initial investment of $10,000 as required by Item 27(b)(7)(ii) of Form N-1A.

Response:  The line graph included in the Annual Report of the ALPS/Red Rocks Listed Private Equity Fund reflects the Fund’s 5.50% sales charge (load) as required by Instruction 2 of Item 27(b)(7)(ii) of Form N-1A.

5.

Comment:  The line graph included in the Annual Report of the Redmont Resolute Fund I does not account for the Fund’s 5.50% sales charge (load) as required by Instruction 2 of Item 27(b)(7)(ii) of Form N-1A.

Response:  The Registrant undertakes to ensure that the disclosure required by Instruction 2 of Item 27(b)(7)(ii) of Form N-1A is included in future reports.

6.

Comment:  The management discussion of fund performance section of the Annual Report of the Redmont Resolute Fund I and Redmont Resolute Fund II (together, the “Redmont Funds” and each, a “Fund”) does not include a discussion regarding the impact of derivatives on each Fund’s performance.  As discussed in the Commission’s letter to the Investment Company Institute dated July 20, 2010 regarding Derivatives-Related Disclosures by Investment Companies, “any principal investment strategies disclosure related to derivatives should be tailored specifically to how a fund expects to be managed and should address those strategies that the fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance.”

Response:  The Registrant undertakes to ensure that, to the extent a Redmont Fund uses derivatives to achieve its principal investment strategies, the disclosure in future reports will include, among other things, whether it anticipates that the use of derivatives will have significant effect on the Fund’s performance.

7.

Comment:  The footnote in the fee tables in the Registrant’s prospectuses for the Aspen Managed Futures Strategy Fund, the ALPS/CoreCommodity Management CompleteCommodities® Strategy Fund and the ALPS Real Asset Income Fund (each, a “Fund”) disclose a management fee waiver for the Cayman Islands subsidiaries of these Funds.  Please include in future reports, the gross and net amounts of each Fund’s Cayman Islands subsidiary management fee waivers in the respective Fund’s Statements of Operations.

Response:  The Registrant undertakes to include the gross and net amounts of each Fund’s Cayman Islands subsidiary management fee waiver in the respective Fund’s Statements of Operations in future reports.

8.

Comment:  The ALPS/Alerian MLP Infrastructure Index Fund (the “Alerian Fund”) has historically made return of capital distributions, as well as dividend/yield distributions.  The disclosure in the Alerian Fund’s management discussion of fund performance section of its Annual Report and marketing materials (e.g., fact sheets) should distinguish between these different types of distributions, such that return of capital distributions are not portrayed as included in dividends/yield.  In addition, behind the “Distributions” tab on the Alerian Fund’s website, there is column titled “Dividends Paid Quarterly” but no data indicating that return of capital distributions were made for the periods shown.  Please explain.  There is also a column titled “Section 19a Notice” but no indication that written statements required by Section 19(a) of the 1940 Act and Rule 19a-1 thereunder were issued.  Please confirm that the written statements required by Section 19(a) of the 1940 Act and Rule 19a-1 thereunder were timely issued.

Response:  The Registrant undertakes to work with the Alerian Fund’s investment adviser to enhance the disclosure in future reports so that all references to the Alerian Fund’s distributions in future shareholder letters will, to the extent required, be accompanied by clarifications regarding the sources of such distributions.  In addition, the Alerian Fund’s factsheet and website will be updated to reference distributions, as well as dividend/yield information, where applicable.  For example, the column titled “Dividends Paid Quarterly” will be renamed “Distributions Paid Quarterly”.

In addition, the Registrant undertakes to work with its administrator to revise the “Distributions” page of the Alerian Fund’s website.  Among other changes, the Registrant will request that the column titled “Section 19a Notice” include a link to the corresponding Alerian Fund press release accompanying a particular distribution.

In response to the Staff’s comment regarding the notices themselves, the Registrant confirms that the aforementioned press releases (which the Registrant believes contain the information required by Rule 19a-1 regarding distributions including a return of capital) were timely issued and are presently accessible to all Alerian Fund shareholders from the Fund’s website under the “News” tab.  The website enhancements discussed in the preceding paragraph will, in the Registrant’s view, present an even more direct path for shareholders to access the relevant Rule 19a-1 information.

* * * * *

Please feel free to contact the undersigned at 720-917-0651 should you have any questions.

Sincerely,

/s/ JoEllen L. Legg

JoEllen L. Legg, Esq.

Secretary

Financial Investors Trust

cc:

Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP

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